Tocqueville Trust
40 West 57th Street, 19th Floor
New York, New York 10019

February 24, 2021

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: TOCQUEVILLE TRUST (the “Registrant” or the “Trust”)
File Nos. 033-08746 and 811-04840

Dear Ms. Fettig:

This correspondence is being filed in response to the oral comments provided to Adam Smith of U.S. Bancorp Fund Services, LLC on February 18, 2021 regarding your review of the recent shareholder report filed on Form N-CSR and Form N-CEN by the Registrant for the fiscal year ended October 31, 2020 and the registration statement filed on Form N-1A by the Registrant on February 28, 2020. For your convenience in reviewing the Registrant’s responses, your comments are included in bold typeface immediately followed by the Registrant’s responses.

The Registrant’s responses to your comments are as follows:

Form N-1A

1.Comment: As a follow-up to the Registrant’s response to comments provided by the Staff on January 28, 2021 regarding the Tocqueville Opportunity Fund’s definition of “mid cap companies,” the Staff notes that the proposed definition of mid cap companies as companies with a market capitalization between $3 billion and $100 billion includes an upper end range higher than what the Staff is seeing in the market. The Staff also notes that other funds will often link a market cap definition to an index. Please provide additional information on the Registrant’s basis for the proposed definition of “mid cap companies,”

Response: The Registrant responds by noting that it intends to revise its definition of mid cap companies as companies with a market capitalization greater than $3 billion but less than the largest stock by market capitalization in the Russell Midcap® Index. The Registrant further notes that as of January 31, 2021, the largest stock by market capitalization in the Russell Midcap® Index had a market capitalization of $68.327 billion.

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If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ Adam W. Smith

Adam W. Smith
For U.S. Bancorp Fund Services, LLC